Form 51-102F4
Business Acquisition Report
ITEM 1 — IDENTITY OF COMPANY
1.1 Name and Address of Company
JED Oil Inc.
Box 1420, 1601 15th Ave
Didsbury, AB T0M 0W0
1.2 Executive Officer
Mr. Richard Carmichael, Chief Financial Officer of Jed Oil Inc. (“JED”) is knowledgeable about the acquisition in respect of which this Report has been filed. Mr. Carmichael may be reached by writing to the address noted in section 1.1 above, by telephone at (403) 335-2111 or by email at rcarmichael@jedoil.com.
ITEM 2 — DETAILS OF ACQUISITION
2.1 Nature of Business Acquired
On July 31, 2007, JED Oil Inc (“JED”) and Caribou Resources Corp. (“Caribou”) completed an arrangement whereby JED acquired all the common shares of Caribou (the “Acquisition”). The transaction was both a Plan of Arrangement under the Business Corporation’s Act (Alberta) (the “ABCA Arrangement”) and a Plan of Arrangement under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA Plan”). Approval for the ABCA Arrangement was received by the requisite majority of the holders of Caribou common shares (“Caribou Shares”), options and warrants held on July 30, 2007. A Final Order approving the ABCA Arrangement was granted by the Court of Queen’s Bench of Alberta. Caribou is now a wholly-owned subsidiary of JED and its name has since been changed to JED Production Inc.
All figures, unless otherwise stated, are in US dollars.
Caribou is primarily focused on exploring for oil and natural gas in Northern and Central Alberta. A report of Caribou’s estimated reserves effective December 31, 2006 and mechanically updated as of July 31, 2007 prepared by the independent engineering firm of McDaniel & Associates Consultants Ltd. showed total proved reserves of 1,408 MBOE’s and total probable reserves of 1,962 MBOE’s, for a total of proved plus probable reserves of 3,370 MBOE’s (gross company share) with a net present value of CDN$40.1 million, using the report’s forecasted pricing assumptions at July 31, 2007 discounted at 10%. Caribou also obtained an evaluation of its undeveloped land of approximately $11.0 million at January 31, 2007 by Seaton-Jordan & Associates Ltd., and estimated its tax pools at 2006 year-end to be $84.0 million and net debt to be $36.9 million.
2.2 Date of Acquisition
JED completed the Acquisition on July 31, 2007.

2.3 Consideration
JED acquired all of the issued and outstanding Caribou Shares in exchange for JED common shares (“JED Shares”), on the basis of one JED Share for ten Caribou Shares. The outstanding stock options and warrants to acquire Caribou Shares which were not exercised by July 31, 2007 were terminated. The number of issued and outstanding Caribou Shares immediately prior to the completion of the transaction was approximately 38.53 million shares which were exchanged for approximately 3.853 million JED shares.
Under the CCAA Plan, creditors of Caribou ranking in priority behind the major secured creditor, whose position JED has acquired, will receive cash of CDN$375,000 plus 5 million JED Shares. The secured creditors whose security ranks behind JED’s will share in the net proceeds from the sale of 800,000 of the shares and the unsecured creditors will share in the balance of the cash and the proceeds from the sale of the remaining JED Shares. Creditors of Caribou who have security that ranks ahead of JED’s are not to be affected by the CCAA Plan and will be paid by JED.
2.4 Effect on Financial Position
Following the issuance of approximately 8.853 million common shares for both arrangements, JED now has approximately 23.825 million issued and outstanding common shares.
The oil and natural gas producing properties acquired should contribute significant continuing cash flow to JED.
2.5 Prior Valuations
Although no valuation opinions were obtained in association with the Acquisition by JED and JED is not aware of any valuation opinions obtained within the last 12 months by the acquired business, McDaniel & Associates Consultants Ltd., an independent engineering firm prepared a report effective December 31, 2006, evaluating the crude oil, NGLs and natural gas reserves attributable to the Acquisition. An evaluation of Caribou’s undeveloped land as at January 31, 2007 was also obtained by Seaton-Jordan & Associates Ltd.
2.6 Parties to Transaction
The parties to the Acquisition are JED Oil Inc. and Caribou Resources Corp.
2.7 Date of Report
October 12, 2007.
ITEM 3 — FINANCIAL STATEMENTS
The audited balance sheets of Caribou as at December 31, 2006 and 2005 and the statements of operations and deficit and cash flows for the years then ended, together with the notes thereto and the auditors’ report thereon are attached as Schedule “A” hereto.
The unaudited balance sheet of Caribou as at June 30, 2007 and the statements of operations, comprehensive loss and deficit and cash flows for the six month periods ended June 30, 2007 and 2006 are attached as Schedule “B” hereto.

The auditors’ of Caribou have not audited or reviewed any financial statements for any period subsequent to December 31, 2006 and consequently have not provided a consent for the inclusion of their opinion in the Business Acquisition Report.
The unaudited pro forma consolidated balance sheet of JED as at June 30, 2007 and unaudited pro forma consolidated statements of operations and comprehensive loss for the six months ended June 30, 2007 and the year ended December 31, 2006, together with the notes thereto, reflecting the impact of the Acquisition are attached as Schedule “C” hereto.

SCHEDULE “A” TO JED OIL INC.
BUSINESS ACQUISITION REPORT
DATED OCTOBER 12, 2007

AUDITORS’ REPORT
To the Shareholders of Caribou Resources Corp.
We have audited the balance sheets of Caribou resources Corp. as at December 31, 2006 and 2005 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
(Signed)
PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta, Canada
April 4, 2007 (except as to notes 12 and 14, which are as at October 12, 2007)
Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated October 12, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.
(Signed)
PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta, Canada

Caribou Resources Corp.
Balance Sheets
As at December 31, 2006 and December 31, 2005

	2006	2005

ASSETS
Current assets
Accounts receivable	$4,613,091	$12,499,328
Prepaid expenses	182,907	810,548

	4,795,998	13,309,876
Property, plant and equipment (note 3)	64,536,166	103,765,670
Goodwill	—	2,607,407

	$69,332,164	$119,682,953

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness (note 4)	$10,828,923	$10,545,177
Short-term bridge facility (note 4)	14,500,000	13,500,000
Accounts payable and accrued liabilities	22,530,781	11,422,696

	47,859,704	35,467,873

Asset retirement obligations (note 5)	4,902,087	4,459,585
Future income taxes (note 6)	—	9,581,922

	52,761,791	49,509,380

SHAREHOLDERS’ EQUITY
Share capital (note 7)	77,187,692	71,214,584
Warrants (note 7c)	208,767	1,111,527
Contributed surplus (note 8)	3,010,905	1,418,328
Deficit	(63,836,991)	(3,570,866)

	16,570,373	70,173,573

	$69,332,164	$119,682,953

Going concern (note 1). Commitments (note 11).
See accompanying notes to Financial Statements
Approved by the Board of Directors:

(signed)	(signed)
Thomas Jacobsen	James Rundell
Director	Director

Caribou Resources Corp.
Statements of Operations and Deficit
For the years ended December 31, 2006 and 2005

	2006	2005

REVENUES
Oil and natural gas	$25,738,198	$32,483,507
Interest and other revenue	6,914	1,225
Less: Royalties, net of ARTC	(2,154,313)	(5,469,282)

	23,590,799	27,015,450

EXPENSES
Operating	11,090,773	6,672,512
Transportation	754,405	727,705
General and administrative	3,173,180	2,362,327
Stock-based compensation (note 7f)	689,816	878,328
Interest and other financing charges	3,071,366	1,131,608
Accretion (note 5)	402,530	287,088
Depletion and depreciation	22,561,172	17,405,394
Writedown of goodwill	2,607,407	—
Writedown of petroleum and natural gas properties	52,393,262	—

	96,743,911	29,464,962

	(73,153,112)	(2,449,512)

Capital taxes	(41,290)	(97,392)
Future income tax recovery (note 6)	12,928,277	1,253,962

	12,886,987	1,156,570

NET LOSS FOR THE YEAR	(60,266,125)	(1,292,942)
Deficit, beginning of year	(3,570,866)	(2,277,924)

Deficit, end of year	$(63,836,991)	$(3,570,866)

Net loss per share (note 7e)
Basic	$(1.63)	($0.04)
Diluted	$(1.63)	($0.04)

Weighted average common shares outstanding
Basic	36,926,639	30,254,873
Diluted	36,926,639	30,343,760
Outstanding shares	38,529,540	34,849,924

Going Concern (note 1).
See accompanying notes to Financial Statements

Caribou Resources Corp.
Statements of Cash Flows
For the years ended December 31, 2006 and 2005

	2006	2005

Cash provided by (used in):

OPERATING
Net loss for the year	$(60,266,125)	$(1,292,942)
Add (deduct) items not affecting cash:
Depletion and depreciation	22,561,172	17,405,394
Stock-based compensation	689,816	878,328
Accretion	402,530	287,088
Future income taxes	(12,928,277)	(1,253,962)
Writedown of goodwill	2,607,407	—
Writedown of petroleum and natural gas properties	52,393,262	—

Funds flow from operations	5,459,785	16,023,906
Change in non-cash working capital	19,661,135	(5,525,970)

	25,120,920	10,497,936

FINANCING
Bank debt	283,746	1,339,055
Proceeds from bridge financing	1,500,000	23,500,000
Repayment of bridge financing	(500,000)	(10,000,000)
Issue of common shares, net of costs	9,319,463	17,298,664

	10,603,209	32,137,719

INVESTING
Property, plant and equipment, net of dispositions	(35,684,957)	(41,425,522)
Change in non-cash working capital	(39,172)	(1,210,133)

	(35,724,129)	(42,635,655)

Decrease in cash	—	—
Cash, beginning of year	—	—

Cash, end of year	$—	$—

Supplementary disclosure
Cash interest paid	$2,050,237	$788,210

Cash is defined as cash and cash equivalents
See accompanying notes to Financial Statements

Caribou Resources Corp.
Notes to the Financial Statements
For the twelve months ended December 31, 2006 and 2005
Note 1 : Going concern
These financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due.   There is a substantial doubt that the Company will be able to continue as a going concern.
As at December 31, 2006, the Company had a working capital deficiency, excluding bank indebtedness and short-term bridge facility (see Note 4), of $17,734,783 and a deficit of $63,836,991.   The working capital deficiency primarily consists of accounts payable and accrued liabilities incurred during the Company’s capital expenditure programs.
On January 30, 2007, the Company obtained creditor protection under the Companies’ Creditors Arrangement Act (Canada), (“CCAA”) pursuant to an Order from the Alberta Court of Queen’s Bench (the “Court”).   CCAA protection stays creditors and others from enforcing claims against Caribou and affords Caribou the opportunity to restructure its financial affairs.   The Court initially granted CCAA protection for a period of 30 days, expiring February 28, 2007, which was subsequently extended to May 3, 2007.   While under CCAA protection, the Board of Directors maintains its usual role and management of Caribou remains responsible for the day-to-day operations of the Company, under the supervision of a Court-appointed monitor who is responsible for reviewing Caribou’s ongoing operations, assisting with the development and filing of a Plan of Arrangement (“Plan”), liaising with creditors and other stakeholders and reporting to the Court.   The Board of Directors and management are primarily responsible for formulating the Plan for restructuring Caribou’s affairs.
This Plan will describe how Caribou proposes to restructure its affairs.   The Plan requires approval by the Court and the requisite number and value of the affected stakeholders.
Although CCAA protection enables Caribou to continue with its day-to-day operations until its CCAA status changes, the implications for the Caribou shareholders are less clear.   At the end of the restructuring process, realizable value left for shareholders will depend upon the terms of the Plan approved by the affected stakeholders.   If the Plan is not approved, Caribou will likely be placed into receivership or bankruptcy.
The actual outcome of future events may differ from these plans.   In particular, there can be no assurance that the Company will be able to successfully access debt financing objectives.   These financial statements have been prepared on the basis that the Company will continue to realize its assets and discharge its obligations in the ordinary course of business and do not reflect adjustments that would be necessary if the going concern assumption was not valid.   Such adjustments, if necessary, may be material.
Note 2 : Significant accounting policies
The financial statements have been prepared in accordance with accounting principles generally accepted in Canada.   The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period.   Actual results may differ from these estimates.
Significant differences between Canadian and U.S. generally accepted accounting principles and the impact on the financial statements are outlined in Note 14 to the financial statements.
(a)	Joint operations

A portion of the Company’s oil and gas activities are conducted jointly with others and accordingly, these financial statements reflect only the Company’s proportionate interest in such activities.

Caribou Resources Corp.
Notes to the Financial Statements
For the twelve months ended December 31, 2006 and 2005
(b)	Measurement uncertainty

The preparation of the financial statements under Canadian GAAP requires management to make estimates and assumptions for many financial statement items based on their estimates and judgment. The amounts recorded for depletion and depreciation of property and equipment, stock-based compensation, and the provision for asset retirement obligations are based on estimates. The ceiling test is based on estimates of oil and natural gas reserves, production rates, oil and gas prices, future costs and other relevant assumptions. The calculation of future income tax is based on assumptions, which are subject to uncertainty as to timing and which tax rates temporary differences are expected to reverse. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.
(c)	Property, plant and equipment (“PP&E”)

The Company follows the full-cost method of accounting for exploration and development expenditures. All costs of exploring, developing and acquiring petroleum and natural gas properties, including asset retirement costs, and administration costs directly related to exploration and development, are capitalized and accumulated in one cost centre as all operations are in Canada. Maintenance and repairs are charged against income, and renewals and enhancements which extend the economic life of the PP&E are capitalized. Gains and losses are not recognized upon disposition of petroleum and natural gas properties unless such a disposition would alter the rate of depletion by 20 percent or more.
(d)	Depletion and depreciation

Depletion of petroleum and natural gas properties and depreciation of production equipment are calculated on the unit-of-production basis which is based on:

(i) total estimated proved reserves calculated in accordance with National Instrument 51-101;

(ii) total capitalized costs plus estimated future development costs of proved undeveloped reserves including future estimated asset retirement costs, less unimpaired unproved property costs and the estimated net realizable value of production equipment and facilities after the proved reserves are fully produced; and

(iii) relative volumes of petroleum and natural gas reserves and production before royalties, converted at the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.
(e)	Impairment

The Company places a limit on the aggregate carrying value of PP&E. Impairment is recognized if the carrying amount of the PP&E exceeds the sum of the undiscounted cash flows expected to result from the Company’s proved reserves. Cash flows are calculated based on management’s best estimates of future prices, adjusted for the Company’s contract prices and quality differentials. Upon recognition of impairment, the Company would then measure the amount of impairment by comparing the carrying amounts of the PP&E to the fair value of PP&E which is the estimated net present value of future cash flows from proved plus probable reserves. The risk free interest rate is used to arrive at the net present value of future cash flows. Any excess carrying value above the net present value of the Company’s future cash flows would be recorded as a permanent impairment.
(f)	Asset retirement obligations

The Company recognizes the fair value of its asset retirement obligations (“ARO”) in the period in which they are incurred and when a reasonable estimate of fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Company’s earnings in the period in which the settlement occurs.
(g)	Revenue recognition

Revenues from sales of petroleum and natural gas are recorded when title passes from the Company to external parties.

Caribou Resources Corp.
Notes to the Financial Statements
For the twelve months ended December 31, 2006 and 2005
(h)	Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, the Company records future income taxes for the effect of any differences between the accounting and the income tax basis of an asset or liability using income tax rates substantively enacted at the Balance Sheet date. The effect of a change in income tax rates on the future income tax assets and liabilities is recognized in income in the period of the change.
(i)	Stock-based compensation plan

The Company’s Option Plan provides for granting of stock options to directors, officers, employees and consultants. The Company uses the fair value method for valuing stock option grants. Compensation costs attributed to share options granted are measured at fair value at the grant date and expensed over the expected exercise time-frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.
(j)	Per share information

Per share information is calculated on the basis of weighted average number of common shares outstanding during the fiscal year. Diluted per share information reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. Diluted per share information is calculated using the treasury stock method that assumes any proceeds received by the Company upon the exercise of in-the-money stock options would be used to buy back common shares at the average market price for the period.
(k)	Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. A future tax liability is recognized upon the renunciation of the tax pools and share capital is reduced by the estimated costs of the renounced tax deductions.

Caribou Resources Corp.
Notes to the Financial Statements
For the twelve months ended December 31, 2006 and 2005
Note 3 : Property, plant and equipment

	December 31,	December 31,
	$2006	2005

Oil and natural gas properties, plant and equipment	161,547,692	125,841,020
Office equipment and computers	134,651	116,394

	161,682,343	125,957,414
Less accumulated depletion and depreciation	(97,146,177)	(22,191,744)

	64,536,166	103,765,670

Unproved oil and gas properties amounting to $9.7 million (2005 – $25.6 million) were excluded from the depletion and depreciation calculation.   Future development costs on proved undeveloped reserves of $6.1 million (2005 – $9.2 million) are included in the depletion calculation.
Using the 5% net present value of proved and probable reserves from the independent December 31, 2006 reserve report, the Company recorded a ceiling test impairment of $52.4 million for the year ended 2006.
During the year, Caribou capitalized approximately $1.3 million (2005 – $705,000) of general and administrative expenses directly related to exploration and development activities.

	Oil prices per	AECO Gas
Expected future commodity prices	barrel ($US/bbl)	($Cdn/GJ)

2007	62.50	6.85
2008	61.20	7.05
2009	59.80	7.40
2010	58.40	7.50
2011	56.80	7.70
Thereafter	58.00 — 69.30	7.90 — 9.50

Note 4 : Loans

	December 31,	December 31,
	$2006	2005

Bank indebtedness	10,828,923	10,545,177
Short-term bridge facility	14,500,000	13,500,000

The Company has a revolving credit facility in the amount of $13 million with a Canadian chartered bank, bearing interest at prime plus 0.25% per annum.   The facility is secured by a $35 million demand debenture with a first floating charge (with a right to fix) over all the present and future property acquisitions.
The short-term development bridge facility was obtained during the fourth quarter of 2005 from an independent Canadian lending company.   The effective interest rate is at bank prime plus three percent with a maturity date being December 31, 2006.   The bridge facility is subordinated to the above revolving credit facility.   As at December 31, 2006, the Company was in breach of the bridge facility covenants.
In January 2007, the Company closed the $13 million revolving credit facility, and simultaneously increased the short-term development bridge facility to $28 million.   The short-term development bridge facility is a demand loan and bears interest at bank prime plus three percent, maturing March 30, 2007, and is secured by a $35 million demand debenture with a first fixed charge over all the present and future property acquisitions.   Subsequent to March 30, 2007, the maturity date of the bridge facility was extended pending the outcome of the CCAA process.   For the duration of the CCAA process, this facility bears default interest at an additional 5%.

Caribou Resources Corp.
Notes to the Financial Statements
For the twelve months ended December 31, 2006 and 2005
Note 5 : Asset retirement obligations

	December 31,	December 31,
	$2006	2005

Balance, beginning of year	4,459,585	2,918,925
Liabilities incurred	39,972	1,253,572
Accretion	402,530	287,088

Balance, end of year	4,902,087	4,459,585

The Company’s asset retirement obligations result from net ownerships in petroleum and natural gas assets including well sites, gathering systems and processing facilities.   The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is $7.3 million, (2005 – $7.1 million) which will be incurred between 2007 and 2019.   The majority of the costs will be incurred between 2010 and 2016.   An inflation rate of 2% was used to inflate the costs, and a credit-adjusted risk-free rate of 8.5% was used to calculate the fair value of the asset retirement obligations.
Note 6 : Taxes
The difference between the expected income tax provision based on the combined federal and provincial statutory tax rate of 34.49% (2005 – 37.62%) and the amount actually provided for is as follows:

	Year ended December 31,
	$2006	2005

Tax expense (recovery) at 34.49% of net loss before taxes	(25,230,508)	(921,506)
Non-deductible crown payments	298,856	1,337,884
Alberta Royalty Tax Credit	(60,357)	(122,265)
Stock-based compensation	237,918	330,427
Resource allowance	(293,908)	(1,337,899)
Non-deductible expenditures	29,569	5,220
Writedown of goodwill	798,751	—
Writedown of future tax asset	9,477,243	—
Other	165,301	—
Rate reduction	1,648,858	(545,823)

Future income tax (recovery)	(12,928,277)	(1,253,962)

Future income tax liability is comprised of the following temporary differences:

	December 31,	December 31,
	$2006	2005

Net book value of property, plant and equipment in excess of tax basis	(6,947,363)	12,262,938
Asset retirement obligations	(1,501,702)	(1,499,312)
Writedown of future tax asset	9,477,243	—
Share issue costs	(1,028,178)	(1,181,704)

	—	9,581,922

Caribou Resources Corp.
Notes to the Financial Statements
For the twelve months ended December 31, 2006 and 2005
Note 7 : Share capital
(a)	Authorized

Unlimited number of common shares without nominal or par value and an unlimited number of preferred shares issued in series.

(b)	Common shares issued and outstanding

	Number
	of shares	Amount

Balance, at December 31, 2003	67,419,841	$5,689,358
Consolidate shares on a 1 for 25 basis	(70,723,053)	—
Write off of deficit against share capital	—	(2,276,240)
Shares issued to repay notes	584,460	1,553,604
Escrow shares cancelled	(1,577)	—
Share for share exchanges on acquisitions	14,944,302	30,579,678
Shares issued for cash	15,904,379	24,842,815
2004 share issue expenses	—	(1,666,399)
Tax effect of share issue expenses	—	599,904
Tax effect of flowthrough shares	—	(5,359,183)
Contributed surplus transfer for options	—	163,606

Balance, at December 31, 2004	28,128,352	54,127,143
Shares issued for cash upon exercise of warrants	42,813	251,982
Issued pursuant to private placement of flow-through shares	3,486,559	10,634,005
Issued pursuant to private placement of units	3,009,200	6,469,778
Exercise of stock options	183,000	441,141
Share issue expenses, net of tax	—	(709,465)

Balance, December 31, 2005	34,849,924	71,214,584
Issued pursuant to private placement of flow-through shares	3,679,616	10,000,002
Tax effect on renunciation of flow-through shares (September 2005 issue)	—	(3,575,152)
Share issue expenses, net of tax	—	(451,742)

Balance, December 31, 2006	38,529,540	$77,187,692

On January 22, 2004, the Company applied deficit against share capital which was approved by the shareholders at the annual general and special meeting of the shareholders.

Caribou Resources Corp.
Notes to the Financial Statements
For the twelve months ended December 31, 2006 and 2005
(c)	Warrants

On February 28, 2003, the Company issued 152,786 share purchase warrants. Each warrant is exercisable into one common share at an exercise price of $1.75 per share until February 28, 2005, $2.00 per share until February 28, 2006, $2.50 per share until February 28, 2007, and $3.00 per share until February 28, 2008. As at December 31, 2006, 38,813 of these warrants had been exercised at $1.75 per share, and another 4,000 warrants at $2.00 per share, leaving a balance of 109,973 warrants outstanding.

On September 8, 2005, the Company issued 3,009,200 units in connection with a private placement. Each unit was issued for $2.45 and consisted of one common share and one-half of one common share purchase warrant with each full warrant entitling the holder thereof to acquire an additional common share at an exercise price of $3.00 at any time prior to September 8, 2006.

Balance, December	Exercise price		Expired (see				Balance, December
31, 2005	($)	Fair value ($)	Note 8)	Issued	Exercised	Expiry Date	31, 2006

109,973	2.50	208,767	—	—	—	February 28, 2008	109,973
1,504,600	3.00	—	1,504,600	—	—	September 8, 2006	—

1,614,573		208,767	1,504,600	—	—		109,973

The fair value of the above warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield — nil; expected volatility – 77%; risk-free interest rate – 3.5%; weighted average expected life – 1.26 years; and weighted average estimated value of underlying shares – $2.47.   Each warrant entitles the holder to one common share of the Company.
(d)	Flow-through shares

Under the terms of the Company’s flow-through share agreements, the Company has committed to incur approximately $6.25 million (2005 — $11.2 million) of qualifying oil and natural gas Canadian Exploration Expenses (“CEE”) between June 8, 2006 and December 31, 2007. Of this amount approximately $5.7 million is still to be incurred. Caribou will renounce the income tax benefits of these expenditures to the flow-through shareholders.

Caribou Resources Corp.
Notes to the Financial Statements
For the twelve months ended December 31, 2006 and 2005
(e)	Per share amounts

The following table summarizes the basis for the determination of basic and diluted per share amounts:

		Year ended December 31,
	2006	2005

Weighted average common shares outstanding — basic	36,926,639	30,254,873
Weighted average common shares outstanding — diluted	36,926,639	30,343,760

Net loss per share:
Net loss for the period ($)	(60,266,125)	(1,292,942)
Basic ($/share)	(1.63)	(0.04)
Diluted ($/share)	(1.63)	(0.04)
(f)	Stock-based compensation

The Company has a stock option plan that is described below. Compensation costs attributable to share options granted to employees or directors are measured at fair value at the grant date and expensed over the expected vesting time frame with a corresponding increase to contributed surplus. The fair value of each option granted is estimated on the date of grant using the Black-Scholes options pricing model with the following weighted average assumptions:

		Year ended December 31,
	2006	2005

Fair value of options granted ($/option)	1.02	0.76
Expected life of options (years)	3.5	3.5
Expected volatility (%)	85	75
Risk free rate of return (%)	3.5	3.5
Expected dividend yield (%)	Nil	Nil

Caribou Resources Corp.
Notes to the Financial Statements
For the twelve months ended December 31, 2006 and 2005
(g)	Stock options

The Company’s stock option plan provides for granting of options to directors, employees and consultants to a maximum of ten percent of the total issued and outstanding common shares of the Company. These options have a term of five years to expiry and vest 30% as of the date of grant, 20% on each of the first two anniversary dates and 15% on the third and fourth anniversary dates. The Company has reserved common shares for issuance under the stock option plan in the amount of the stock options outstanding from time to time. The following tables summarize the information about options to purchase common shares as at December 31, 2006 and 2005.

	2006		2005
	Number of	Weighted average		Weighted average
	options	exercise price	Number of options	exercise price

		($/share)		($/share)

Balance, beginning of year	2,937,500	2.18	2,092,791	2.12
Granted	487,500	2.01	1,612,500	2.23
Terminated	(682,500)	2.15	(584,791)	2.11
Exercised for cash	—	—	(183,000)	2.06

Balance, end of year	2,742,500	2.16	2,937,500	2.18

Exercisable, end of year	1,335,360	2.15	1,183,600	2.17

	Outstanding options		Exercisable options
		Weighted average
	Number of options	remaining	Number of options	Weighted average
Exercise price	outstanding	contractual life	exercisable	exercise price

($/share)		(years)		($/share)

1.80	50,000	3.09	15,000	1.80
1.95	120,000	4.23	36,000	1.95
2.00	20,000	3.43	6,000	2.00
2.02	35,000	4.27	10,500	2.02
2.03	320,000	4.10	96,000	2.03
2.04	5,000	4.58	1,500	2.04
2.05	740,000	2.86	518,000	2.05
2.10	120,000	3.31	36,000	2.10
2.12	7,500	4.62	2,250	2.12
2.20	35,000	3.84	10,500	2.20
2.25	541,300	2.46	358,910	2.25
2.31	28,700	1.85	28,700	2.31
2.33	680,000	3.71	204,000	2.33
2.50	40,000	3.21	12,000	2.50

2.16	2,742,500	3.26	1,335,360	2.15

Caribou Resources Corp.
Notes to the Financial Statements
For the twelve months ended December 31, 2006 and 2005
Note 8 : Contributed surplus

	December 31,	December 31,
	$2006	2005

Opening balance	1,418,328	603,997
Expiration of 1,504,600 warrants (see Note 7c)	902,761	—
Stock-based compensation	689,816	878,328
Exercise of stock options	—	(63,997)

	3,010,905	1,418,328

Note 9 : Related party transactions
The following transactions with related parties were done on a fair value basis defined as the amounts that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties, who are under no compulsion to act.
During the year ended December 31, 2006, the Company’s legal counsel invoiced $244,038 (2005 - $398,311) for legal work charged.   The Company’s former Corporate Secretary is a partner in the legal firm.   Included in accounts payable at December 31, 2006 is $82,431 (2005 — $65,227) due to the Company’s legal counsel.
Note 10 : Financial instruments
The Company’s financial instruments recognized in the balance sheet consist of accounts receivable, accounts payable and accrued liabilities, bank indebtedness, and short-term bridge facility.
The estimated fair values of the financial instruments have been determined based on the Company’s assessment of available market information and appropriate valuation methodologies; however, these estimates may not be necessarily indicative of the amounts that could be realized or settled in a current market transaction.
The carrying value of the Company’s financial instruments approximate their fair market value due to their demand nature or relatively short periods to maturity.   A substantial portion of the Company’s accounts receivable are with customers and joint venture partners in the oil and natural gas industry and are subject to normal industry credit risks. The Company’s bank indebtedness and short-term bridge facility are subject to floating interest rates.

Caribou Resources Corp.
Notes to the Financial Statements
For the twelve months ended December 31, 2006 and 2005
Note 11 : Commitments
Under the terms of the Company’s flow-through share agreements, the Company has committed to incur approximately $6.25 million (2005 — $10.6 million) of qualifying oil and natural gas Canadian Exploration Expenses (“CEE”) between June 8, 2006 and December 31, 2007.   Of this amount approximately $5.7 million is still to be incurred.
At December 31, 2006 the Company has 15 months remaining on the lease of the office premises at $11.50 per square foot plus costs, or approximately $21,000 per month.
In conjunction with the CCAA process (see Note 1), the Company has committed to the payment of retention bonuses.   The retention bonuses will be paid in the following installments: (i) a sum representing 5% of the employees’ salary if s/he continues to be actively employed with the Company up to and as of March 31, 2007; and (ii) a sum representing 20% of the employees’ salary if s/he continues to be actively employed with the Company up to and as of July 31, 2007 or upon implementation of a court-approved Plan of Arrangement under the CCAA proceedings, whichever occurs first.
In November 2006, the Company entered into the following hedging contracts:

Product	Volume	Period	Contract	Price

Natural gas	1,200 GJ/day	Nov 1/06 — Oct 31/07	Fixed	$7.14/GJ AECO
Natural gas	1,280 GJ/day	Jan 1/07 — Dec 31/07	Fixed	$7.70/GJ AECO
Natural gas	1,758 GJ/day	Jan 1/08 — Dec 31/08	Costless collar	$7.00/GJ to $9.60/GJ AECO
Natural gas	1,192 GJ/day	Jan 1/09 — Dec 31/09	Costless collar	$7.00/GJ to $8.35/GJ AECO
Oil	123 bbls/day	Jan 1/07 — Dec 31/07	Fixed	US$64.50/bbl WTI
Oil	123 bbls/day	Jan 1/07 — Dec 31/07	Fixed	US$64.80/bbl WTI
Oil	81 bbls/day	Jan 1/08 — Dec 31/08	Costless collar	US$65.00/bbl to US$70.50/bbl WTI
Oil	81 bbls/day	Jan 1/08 — Dec 31/08	Costless collar	US$65.00/bbl to US$71.46/bbl WTI
Oil	58 bbls/day	Jan 1/09 — Dec 31/09	Costless collar	US$65.00/bbl to US$70.35/bbl WTI
Oil	58 bbls/day	Jan 1/09 — Dec 31/09	Costless collar	US$65.00/bbl to US$71.46/bbl WTI

Caribou Resources Corp.
Notes to the Financial Statements
For the twelve months ended December 31, 2006 and 2005
Note 12 : Subsequent events
In January 2007, the Company closed the $13 million revolving credit facility, and simultaneously increased the short-term development bridge facility to $28 million.   The short-term development bridge facility is a demand loan and bears interest at bank prime plus three percent, maturing March 30, 2007, and is secured by a $35 million demand debenture with a first fixed charge over all the present and future property acquisitions.   Subsequent to March 30, 2007, the maturity date of the bridge facility was extended pending the outcome of the CCAA process.   For the duration of the CCAA process, this facility bore default interest at an additional 5%.   The bridge facility was subsequently assumed by JED in June 2007 as part of the proposed plan of arrangement to acquire Caribou Resources (see below).
On January 30, 2007, the Company obtained creditor protection under the Companies’ Creditors Arrangement Act (Canada), (“CCAA”), and obtained such protection pursuant to an Order from the Alberta Court of Queen’s Bench (the “Court”).   The CCAA protection stayed creditors and others from enforcing claims against Caribou and afforded Caribou the opportunity to restructure its affairs. The Court initially granted CCAA protection for a period of 30 days, expiring February 28, 2007, which was subsequently extended to May 3, 2007.   While under CCAA protection, the Board of Directors maintained its usual role and management of Caribou remained responsible for the day-to-day operations of the Company, under the supervision of a Court-appointed monitor who was responsible for reviewing Caribou’s ongoing operations, assisting with the development and filing of a Plan of Arrangement (“Plan”), liaising with creditors and other stakeholders and reporting to the Court. The Board of Directors and management were also primarily responsible for formulating the Plan for restructuring Caribou’s affairs.   The Plan described how Caribou proposed to restructure its affairs.   The Plan required approval by the Court and the number and value of the affected stakeholders.
On July 31, 2007, the Company completed transactions including both a Plan of Arrangement under the ABCA Arrangement and a Plan of Arrangement under the CCAA Plan.   Under the ABCA Arrangement, JED Oil Inc. (“JED”) acquired all of the issued and outstanding common shares of Caribou from the former Caribou shareholders on the basis of 10 Caribou common shares for one JED common share.   The outstanding stock options and warrants to acquire common shares of Caribou which were not exercised prior to July 31, 2007 have been terminated.   Approval for the ABCA Arrangement was received by the requisite majority of the holders of Caribou common shares, options and warrants at a meeting held on July 30, 2007.   Subsequently, a Final Order approving the ABCA Arrangement was granted by the Court of Queen’s Bench of Alberta.   In addition, at a special meeting on July 30, 2007, JED’s common shareholders approved the issuance of up to a maximum of 4.0 million common shares to be issued to the former Caribou shareholders.   The number of issued and outstanding Caribou shares at completion of the transactions was approximately 38.53 million shares, and therefore approximately maximum of 4.0 million common shares of JED will be issued.
Under the CCAA Plan, creditors of Caribou ranking in priority behind the major secured creditor, whose position JED has acquired, will receive cash of $375,000 plus 5 million JED shares.   Creditors of Caribou that are priority secured, and therefore ranking before the major secured creditor (JED), will be paid in full by JED.   The subordinate secured creditors will share from the net proceeds of the sale of 800,000 of the 5 million JED common shares.   The unsecured creditors will share in the remaining net proceeds from the 800,000 JED common shares once the subordinate secured creditors claims are satisfied, plus the proceeds of the sale of the remaining 4.2 million JED common shares and $375,000 in cash.   Approvals for the CCAA Plan of Arrangement were received by the requisite majority of both the unsecured creditors and the secured creditors subordinate to JED in two creditor meetings held on June 30, 2007 and a Sanction Order approving the CCAA Arrangement was granted by the Court of Queen’s Bench of Alberta.   The issuance of the 5 million common shares under the CCAA Plan was approved by JED’s common shareholders at a special meeting on July 30, 2007.   Following the issuance of the approximately 8.853 million common shares for both arrangement transactions, JED now has approximately 23.825 million issued and outstanding common shares.
The Company cancelled its fixed forward price contracts in conjunction with the CCAA Plan of Arrangement mentioned above.   Penalties totaling US$321,281 have been withheld from the revenues of the Company.
A liability for the flow through share amounts may result unless the Company expends funds on Canadian Exploration Expenses and renounces those expenditures to the flow-through agreement holders (see note 11).   That liability will become part of the unsecured creditor’s pool under the CCAA Plan.
On August 1, 2007 Caribou amended its articles of incorporation to change its name to JED Production Inc. (‘JED PROD’).
On October 10, 2007, JED PROD sold certain oil and gas properties and tangible equipment in the Red Water Area for $7,000,000.
Note 13 : Comparative information
Certain information provided for the previous period has been restated to conform to the current period presentation.

Caribou Resources Corp.
Notes to the Financial Statements
For the twelve months ended December 31, 2006 and 2005
Note 14 : U.S. GAAP Reconciliation
The Company’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which in most respects conform to accounting principles generally accepted in the United States (“U.S. GAAP”). Significant differences between Canadian and U.S. GAAP and the impact on the Company’s financial statements are described below.

Balance Sheet (CDN $000’s)
December 31, 2006	Canadian

	GAAP	Adjustments	Note	U.S. GAAP

Current assets	4,796			4,796

Property and equipment	64,536	(30,387)	a)	34,149

	69,332	(30,387)		38,945

Flow-through share premium	—	1,403	c)	1,403

Other current liabilities	47,860			47,860

Asset retirement obligations	4,902			4,902

Share Capital	77,188	21,659	c), d)	98,847

Warrants	208			208

Contributed surplus	3,011	1,229	d)	4,240

Deficit	(63,837)	(54,678)	a), b), c), d)	(118,515)

Accumulated other comprehensive income (loss)	—	—	e)	—

	69,332	(30,387)		38,945

Statement of Operations (CDN $000’s,
except per share amounts)
Year Ended December 31, 2006		Note

Net loss under Canadian GAAP	(60,266)

Additional write-down of property and equipment	(12,768)	a)

Depletion and depreciation adjustments	5,719	a)

Tax impact of current and prior year

write-downs/depletion and depreciation adjustments	(4,807)	(b)

Tax expense relating to flow-through shares	(1,197)	(c)

Net loss under U.S. GAAP	(73,319)

Basic and diluted loss per share under U.S. GAAP	$(0.00)

Statement of Deficit (CDN $000’s)

Year Ended December 31, 2006

Operating deficit under Canadian GAAP	(3,571)

Prior years U.S. GAAP adjustments	(41,625)

Current period net loss under U.S. GAAP	(73,319)

Closing deficit under U.S. GAAP	(118,515)

Caribou Resources Corp.
Notes to the Financial Statements
For the twelve months ended December 31, 2006 and 2005
a) Limitation on Capitalized Costs
The “ceiling test” under the full cost method of accounting for petroleum and natural gas operations under Canadian GAAP and U.S. GAAP differs in the following respects:
Under Canadian GAAP, the undiscounted future cash flows from proved reserves using forecast prices and costs, plus the cost less impairment of unproved properties, are compared to the net book value of the petroleum and natural gas assets.   Impairment is determined to exist when the net book value of the petroleum and natural gas assets exceeds such undiscounted cash flows.   The amount of impairment loss to be recorded is measured as the amount by which the net book value of the petroleum and natural gas assets exceeds the net present value of future cash flows from proved plus probable reserves using forecast prices and costs, discounted using a risk-free interest rate.
Under U.S. GAAP, the book value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at 10 percent (based on prices and costs at the balance sheet).
As a result of applying the U.S. GAAP ceiling test in prior years, additional ceiling test write-downs (before tax) of $6,658,000, $22,046,000 and $12,768,000 would have been recorded in 2003, 2004 and 2006, respectively.   In addition, the Company would have recorded lower depletion and depreciation expense (before tax) of $522,000, $4,844,000 and $5,719,000 for 2004, 2005 and 2006, respectively, as a result of the additional ceiling test write-downs recorded.
The adjustments resulting from the differences between Canadian and U.S. GAAP for 2006 as well as the impact from prior years’ adjustments have been reflected in the U.S. GAAP balance sheet and statement of operations presented.
b) Income Taxes
Income taxes have been adjusted to reflect the impact of the ceiling test and depletion and depreciation adjustments outlined in a) above.
c) Flow-Through Shares
Under Canadian GAAP, the gross proceeds received on flow-through share issuances are initially recorded as share capital.   U.S. GAAP requires that the amount recorded as share capital on flow-through share issuances be equal to the estimated fair market value of the shares on the date of issue.   The difference between the gross proceeds received on the issuance of the shares and the estimated fair market value of the shares at the date of issuance is recorded as a premium liability on the balance sheet.
Canadian GAAP requires that the amount previously recorded as share capital be reduced and a future tax liability recorded for the tax benefit of the expenditures renounced, at the time of filing of tax forms.   Under U.S. GAAP, a future tax liability is recorded for the tax benefit of the expenditures renounced through a charge to income tax expense less the reversal of the premium liability previously recorded, at the time the expenditures are incurred.
The adjustments resulting from the differences in Canadian and U.S. GAAP for 2006 as well as the impact from prior years’ adjustments have been reflected in the U.S. GAAP balance sheet and statement of operations presented.
d) Reorganization of Capital
In 1998 and 2004, the capital structure of the Company was reorganized and the deficit eliminated in the amounts of $15,878,000 and $3,505,000, respectively, with a corresponding decrease to share capital of $18,154,000 and to contributed surplus of $1,229,000.   Elimination of the deficit for accounting purposes is not permitted under U.S. GAAP unless all conditions for a quasi-reorganization are satisfied.   Accordingly the amounts recorded under Canadian GAAP have been reversed for purposes of the U.S. GAAP figures presented.
e) Other Comprehensive Income
Statement of Financial Accounting Standards No. 130 “Comprehensive Income” requires the reporting of comprehensive income (loss) in addition to net income (loss).   Comprehensive income (loss) is comprised of net income (loss) plus other comprehensive income (loss).   No adjustments which would be included in other comprehensive income (loss) were required; accordingly, comprehensive loss is equivalent to net loss.
f) Presentation of Statement of Cash Flows
Under U.S. GAAP, separate subtotals within cash flow from operating activities are not presented.

SCHEDULE “B” TO JED OIL INC.
BUSINESS ACQUISITION REPORT
DATED OCTOBER 12, 2007

Caribou Resources Corp.
Financial Statements
June 30, 2007
(unaudited)

Caribou Resources Corp.
(Incorporated under the laws of Alberta)
Balance Sheets
(Under Creditor Protection as of January 30, 2007 under the Companies Creditors Arrangement Act — Note 1)
(unaudited)

	June 30,	December 31,
	2007	2006
Assets

Current assets
Cash	$2,871,337	$—
Accounts receivable	2,946,711	4,613,091
Prepaid expenses	409,614	182,907

	6,227,662	4,795,998

Property and equipment (note 3)	59,790,850	64,536,166

	$66,018,512	$69,332,164

Liabilities

Current liabilities
Bank indebtedness (note 4)	$—	$10,828,923
Short-term bridge facility (note 4)	28,000,000	14,500,000
Accounts payable and accrued liabilities	5,146,849	22,530,781
Accounts payable CCAA (note 1)	20,227,988	—

	53,374,837	47,859,704

Asset retirement obligations (note 5)	5,116,332	4,902,087

	58,491,169	52,761,791

Shareholders’ Equity

Share capital (note 6)	75,375,192	77,187,692

Warrants (note 6[c])	208,767	208,767

Contributed surplus (note 7)	3,215,247	3,010,905

Deficit	(71,271,863)	(63,836,991)

	7,527,343	16,570,373

	$66,018,512	$69,332,164

Going Concern (note 1)
Commitments (note 9)

Caribou Resources Corp.
Statements of Operations, Comprehensive Loss and Deficit
(Under Creditor Protection as of January 30, 2007 under the Companies Creditors Arrangement Act — Note 1)
(unaudited)

	Six Months Ended
	June 30,
	2007	2006

Revenue
Oil and natural gas	$9,762,699	$13,841,891
Less: Royalties, net of gas cost allowance	(749,096)	(761,777)

	9,013,603	13,080,114

Expenses
Operating	4,779,783	4,126,388
Transportation	279,917	522,409
General and administrative	2,663,974	1,832,663
Stock-based compensation (note 6[f])	204,342	416,060
Interest and other financing charges	2,549,049	1,210,893
Accretion	214,245	197,053
Depletion and depreciation	6,419,334	9,500,778
CCAA administrative costs	1,285,477	—

	18,396,121	17,806,244

Loss before income taxes	(9,382,518)	(4,726,130)

Capital taxes	(135,146)	—
Future income tax recovery	(1,812,500)	2,704,017

	(1,947,646)	2,704,017

Net loss and comprehensive loss for period (note 6[e])	(7,434,872)	(2,022,113)

Deficit, beginning of period	(63,836,991)	(3,570,866)

Deficit, end of period	$(71,271,863)	$(5,592,979)

Net loss per share
Basic	$(0.19)	$(0.06)

Diluted	$(0.19)	$(0.06)

Weighted average common shares outstanding
Basic	38,529,540	35,297,170

Diluted	38,529,540	35,297,170

Outstanding shares	38,529,540	38,529,540

Caribou Resources Corp.
Statements of Cash Flows
(Under Creditor Protection as of January 30, 2007 under the Companies Creditors Arrangement Act — Note 1)
(unaudited)

	Six Months Ended
	June 30,
	2007	2006
Cash provided by (used in):

Operating activities
Net loss	$(7,434,872)	$(2,022,113)
Add (deduct) items not affecting cash:
Depletion and depreciation	6,419,334	9,500,778
Stock-based compensation	204,342	416,060
Accretion	214,245	197,053
Future income taxes	(1,812,500)	(2,704,017)

	(2,409,451)	5,387,761

Changes in non-cash working capital	4,310,916	18,822,578

	1,901,465	24,210,339

Financing activities
Bank indebtedness	(10,828,923)	2,197,174
Proceeds from bridge financing	13,500,000	1,500,000
Issue of common shares, net of costs	—	9,350,000

	2,671,077	13,047,174

Investing activities
Property, plant and equipment, net of dispositions	(1,674,018)	(37,251,714)
Changes in non-cash working capital	(27,187)	(5,799)

	(1,701,205)	(37,257,513)

Increase in cash	2,871,337	—

Cash, beginning of period	—	—

Cash, end of period	$2,871,337	$—

Supplemental cash flow information:
Interest paid	$1,229,729	$1,342,877

Caribou Resources Corp.
Notes to Financial Statements
(Under Creditor Protection as of January 30, 2007 under the Companies Creditors Arrangement Act — Note 1)
(unaudited)

1.	Going concern

As at June 30, 2007, the Company had a working capital deficiency, excluding bank indebtedness and short-term bridge facility (see note 4), of $19,147,175 and a deficit of $71,271,863. The working capital deficiency primarily consists of accounts payable and accrued liabilities incurred in the course of the Company’s operations.

On January 30, 2007, the Company obtained creditor protection under the Companies’ Creditors Arrangement Act (Canada), (“CCAA”) pursuant to an Order from the Alberta Court of Queen’s Bench (the “Court”). CCAA protection stays creditors and others from enforcing claims against Caribou and affords Caribou the opportunity to restructure its financial affairs. While under CCAA protection, the Board of Directors maintains its usual role and management of Caribou remains responsible for the day-to-day operations of the Company. Supervision is provided by a Court-appointed monitor who is responsible for reviewing Caribou’s ongoing operations, assisting with the development and filing of a Plan of Arrangement (“Plan”), liaising with creditors and other stakeholders and reporting to the Court. The Board of Directors and management are primarily responsible for formulating the Plan for restructuring Caribou’s affairs.

The Court initially granted CCAA protection for a period of 30 days, expiring February 28, 2007, which was subsequently extended on multiple occasions by court order until midnight on Thursday, June 14, 2007. The stay extension provided Caribou with an opportunity to enter into negotiations with JED Oil Inc. (“JED”) in respect of JED’s offer to Caribou dated May 23, 2007 (the “JED Offer”) and the Plan of Arrangement transaction contemplated therein. The Plan of Arrangement, is of two categories: under the Business Corporation’s Act (Alberta) (the “ABCA Arrangement”) and a Plan of Arrangement under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA Plan”). Under the ABCA Arrangement, JED will acquire all of the issued and outstanding Common shares of Caribou, and the Shareholders will cease to be shareholders of Caribou and will become shareholders of JED. Approximately 3.853 million shares of JED will be issued to Caribou Shareholders to implement the plan (see note 10).

These financial statements have been prepared on the basis that the Company will continue to realize its assets and discharge its obligations in the ordinary course of business and do not reflect adjustments that would be necessary if the going concern assumption was not valid. Such adjustments, if necessary, may be material.

2.	Basis of presentation

These financial statements have been prepared in Canadian dollars using Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due.

Caribou Resources Corp.
Notes to Financial Statements
(Under Creditor Protection as of January 30, 2007 under the Companies Creditors Arrangement Act — Note 1)
(unaudited)

These interim financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles consistent with those used in preparation of the audited financial statements at December 31, 2006, except as described below. Accordingly, these interim financial statements should be read in conjunction with the Company’s audited December 31, 2006 financial statements.

Significant differences between Canadian and U.S. GAAP and the impact on the financial statements are outlined in note 11 to the financial statements.

(a) Financial instruments

Effective January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide requirements for the recognition measurement of financial measurements, as well as standards on when and how hedge accounting may be applied. Handbook section 1530 also introduces a new component of equity referred to as accumulated other comprehensive income.

Under these new standards, all financial instruments derivatives included on the balance sheet are either classified as held for trading, held-to-maturity investments, loans and receivables or available-for-sale and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. After initial recognition, the financial instruments are measured at their fair values, except for held-to-maturity investments, loans and receivables and other financial liabilities, which are measured at amortized costs. The gain or loss arising from change in the fair value of a financial asset or financial liability classified as held for trading is included in earnings for the period in which it arises.

If a financial instrument is classified as available-for-sale, the gain or loss is recognized in other comprehensive income until the financial instrument is derecognized and the cumulative gains or losses are then recognized in earnings. This accounting change had no impact in the financial statements of the Company.

Transaction costs, related to financial assets and liabilities are accounted for as financial expenses. An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. If certain conditions are met, an embedded derivative is separated from the host contract and accounted for as a derivative in the balance sheet, at its fair value. The Company has elected to recognize embedded derivatives in its balance sheet, if applicable. This accounting change had no impact in the financial statements of the Company.

Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge” when the hedged item is a future cash flow, or a “fair value hedge’” when the hedged item is the fair value of a recognized asset or liability. The effective portion of the unrealized gains and losses related to a cash flow hedge are included in other comprehensive income.

For a fair value hedge, both the derivative and hedged item are recorded at fair value in the balance sheet.

Caribou Resources Corp.
Notes to Financial Statements
(Under Creditor Protection as of January 30, 2007 under the Companies Creditors Arrangement Act — Note 1)
(unaudited)

The adoption of these new standards had no impact on the Company’s financial statements.

(b) Accounting changes

Effective January 1, 2007, the Company adopted the revised CICA section 1506, “Accounting Changes”. Under the revised section, voluntary changes in accounting policy are permitted only if they result in financial statements that provide more reliable and relevant information to the reader. Changes in accounting policy must be applied retrospectively, while changes in accounting estimates are to be applied prospectively. The revised section also outlines additional disclosure required when accounting changes are applied, including the justification for the change, a complete description of the policy, the primary source of GAAP and the detailed effect on financial statement line items. There was no impact on the Company’s financial statements resulting from the adoption of the revised standard.

(c) Future accounting pronouncements

As of January 1, 2008, the Company will be required to adopt CICA Handbook Section 3862, “Financial Instruments — Disclosures” and CICA Handbook Section 3863, “Financial Instruments — Presentation” which will replace CICA Handbook Section 3861, “Financial Instruments — Disclosure and Presentation”. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is assessing the impact on its financial statements.

As of January 1, 2008, the Company will be required to adopt CICA Handbook Section 1535, “Capital Disclosures”. The Section will require additional disclosures of objectives, policies and processes for managing capital. In addition, disclosures will include whether companies have complied with externally imposed capital requirements. The new capital disclosure requirements were issued in December 2006 and the Company is assessing the impact on its financial statements.

In January 2006, the CICA Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada. As part of the plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the end of 2011. The Company continues to monitor and assess the impact of the convergence of Canadian GAAP and IFRS.

3.	Property and equipment

	June 30,	December 31,
	2007	2006

Oil and natural gas properties	$163,221,710	$161,547,692
Office equipment and computers	134,651	134,651

	163,356,361	161,682,343
Less: Accumulated depletion and depreciation	(103,565,511)	(97,146,177)

	$59,790,850	$64,536,166

Unproved oil and gas properties amounting to $9.7 million were excluded from the depletion and depreciation calculation for June 30, 2007 and December 31, 2006. Future development costs on proved undeveloped reserves of $6.1 million are included in the depletion calculation for June 30, 2007 and December 31, 2006. No ceiling test write-down was required as at June 30, 2007.

During the six months ended June 30, 2007, Caribou capitalized approximately $587,638 (2006 - $786,000) of general and administrative expenses directly related to exploration and development activities.

4.	Bank loans

	June 30,	December 31,
	2007	2006

Bank indebtedness	$—	$10,828,923

Short-term bridge facility	$28,000,000	$14,500,000

Until January 2007, the Company had a revolving credit facility in the amount of $13 million with a Canadian chartered bank, bearing interest at prime plus 0.25% per annum. The facility was secured by a $35 million demand debenture with a first floating charge (with a right to fix) over all the present and future property acquisitions.

The short-term development bridge facility was obtained during the fourth quarter of 2005 from an independent Canadian lending company. The effective interest rate is at bank prime plus 3% with a maturity date being March 30, 2007.

Caribou Resources Corp.
Notes to Financial Statements
(Under Creditor Protection as of January 30, 2007 under the Companies Creditors Arrangement Act — Note 1)
(unaudited)

In January 2007, the Company closed the $13 million revolving credit facility, and simultaneously increased the short-term bridge facility to $28 million. The short-term bridge facility is a demand loan and bears interest at bank prime plus three percent, maturing March 30, 2007, and is secured by a $35 million demand debenture with a first fixed charge over all the present and future property acquisitions. Subsequent to March 30, 2007, the maturity date of the bridge facility was extended pending the outcome of the CCAA process. For the duration of the CCAA process, this facility bears interest at an additional 5%.

The above bridge facility with the same terms was assumed by JED as part of the proposed plan of arrangement to acquire Caribou Resources (see note 10).

5.	Asset retirement obligations

	June 30,	December 31,
	2007	2006

Balance, beginning of period	$4,902,087	$4,459,585
Liabilities incurred	—	39,972
Accretion	214,245	402,530

Balance, end of period	$5,116,332	$4,902,087

The Company’s asset retirement obligations result from net ownerships in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is $7.3 million (2006 – $7.3 million) which will be incurred between 2008 and 2019. The majority of the costs will be incurred between 2010 and 2016. An inflation rate of 2% was used to inflate the costs, and a credit-adjusted risk-free rate of 8.5% was used to calculate the fair value of the asset retirement obligations.
6.	Share capital
(a)	Authorized

Unlimited number of common shares without nominal or par value and an unlimited number of preferred shares issued in series.

Caribou Resources Corp.
Notes to Financial Statements
(Under Creditor Protection as of January 30, 2007 under the Companies Creditors Arrangement Act — Note 1)
(unaudited)

(b)	Common shares issued and outstanding

	Number of
	Shares	Amount

Balance, December 31, 2006	38,529,540	$77,187,692
Tax effect of flow-through shares (June 2006 issue)	—	(1,812,500)

Balance, June 30, 2007	38,529,540	$75,375,192

(c)	Warrants

On February 28, 2003, the Company issued 152,786 share purchase warrants. Each warrant is exercisable into one common share at an exercise price of $1.75 per share until February 28, 2005, $2.00 per share until February 28, 2006, $2.50 per share until February 28, 2007, and $3.00 per share until February 28, 2008. As at December 31, 2006, 38,813 of these warrants had been exercised at $1.75 per share, and another 4,000 warrants at $2.00 per share, leaving a balance of 109,973 warrants outstanding.

Balance,
December 31,	Exercise			Balance,
2006	Price	Fair Value	Expiry Date	June 30, 2007

109,973	$2.50	$208,767	February 28, 2008	109,973
The fair value of the above warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – NIL; expected volatility – 77%; risk-free interest rate – 3.5%; weighted average expected life – 1.26 years; and weighted average estimated value of underlying shares – $2.47. Each warrant entitles the holder to one common share of the Company.

(d)	Flow-through shares

Under the terms of the Company’s flow-through share agreements, the Company was committed to incur approximately $6.25 million of qualifying oil and natural gas Canadian Exploration Expenses (“CEE”) between June 8, 2006 and December 31, 2007 (see notes 9 and 10).

Caribou Resources Corp.
Notes to Financial Statements
(Under Creditor Protection as of January 30, 2007 under the Companies Creditors Arrangement Act – Note 1)
(unaudited)

(e)	Per share amounts

Per share amounts have been calculated using the weighted average number of common shares of NIL (2006 – NIL) outstanding during the period. The exercise of options and warrants would not be dilutive.

	Six Months Ended June 30,
	2007	2006

Weighted average common shares outstanding
Basic	38,529,540	35,297,170

Diluted	38,529,540	35,297,170

Net loss per share:
Net loss for the period	$(7,434,872)	$(2,022,113)

Basic ($/share)	(0.19)	(0.06)

Diluted ($/share)	(0.19)	(0.06)

(f)	Stock options

The Company’s stock option plan provides for granting of options to directors, employees and consultants to a maximum of ten percent of the total issued and outstanding common shares of the Company. These options have a term of five years to expiry and vest 30% as of the date of grant, 20% on each of the first two anniversary dates and 15% on the third and fourth anniversary dates. The Company has reserved common shares for issuance under the stock option plan in the amount of the stock options outstanding from time to time.

Caribou Resources Corp.
Notes to Financial Statements
(Under Creditor Protection as of January 30, 2007 under the Companies Creditors Arrangement Act — Note 1)
(unaudited)

The following tables summarize the information about options to purchase common shares as at June 30, 2007 and 2006:

	2007		2006
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Balance, beginning of period	2,742,500	$2.16	2,937,500	$2.17

Granted	—	—	455,000	2.01

Expired	(270,000)	2.15	—	—

Balance, end of period	2,472,500	$2.18	3,392,500	$2.16

Exercisable, end of period	1,254,360	$2.16	1,418,360	$2.16

7.	Contributed surplus

	June 30,	December 31,
	2007	2006

Opening balance	$3,010,905	$1,418,328
Expiration of 1,504,600 warrants	—	902,761
Stock-based compensation	204,342	689,816

	$3,215,247	$3,010,905

8.	Related party transactions

The following transactions with related parties were completed on a fair value basis defined as the amounts that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties, who are under no compulsion to act.

During the six months ended June 30, 2007, the Company’s legal counsel invoiced $332,372 (2006 – $285) for legal work performed. A partner of this legal firm was the Company’s Corporate Secretary until January 29, 2007.

Caribou Resources Corp.
Notes to Financial Statements
(Under Creditor Protection as of January 30, 2007 under the Companies Creditors Arrangement Act — Note 1)
(unaudited)

9.	Commitments

In November 2006, the Company entered into a number of forward fixed price contracts over the period from November 2006 to December 2009 for delivery of natural gas for volumes of 1,192 GJ/day to 1,758 GJ/day and ranging in price from $7.00/GJ to $9.60/GJ AECO. The Company also entered into forward fixed price contracts for delivery of oil over the period from January 2007 to December 2009 for 58 bbls/day to 123 bbls/day and ranging in price from US $64.50/bbl to US $171.46/bbl WTI. The remaining contracts outstanding at July 31, 2007 were extinguished by the Plan of Arrangement under the CCAA Plan as discussed in note 10.

Under the terms of the Company’s flow-through share agreements, the Company was committed to incur approximately $6.25 million (2005 — $10.6 million) of qualifying oil and natural gas Canadian Exploration Expenses (“CEE”) between June 8, 2006 and December 31, 2007. Of this amount, approximately $5.7 million was still to be incurred at June 30, 2007. Should the Company fail to make these expenditures and renounce them to the flow-through agreement holders, those agreement holders would become unsecured creditors under the CCAA Plan of Arrangement as discussed in note 10.

At June 30, 2007, the Company has nine months remaining on the lease of its office premises at $11.50 per square foot plus costs or approximately $21,000 per month and totaling $189,000 over the remaining term of the lease. Subsequent to the quarter end, the lease commitment was extinguished under the CCAA Plan of Arrangement (see note 10).

In conjunction with the CCAA process, the Company has committed to pay retention bonuses to its employees. The retention bonuses are paid: (i) a monthly sum representing 5% of the employees salary at each month end after June 1, 2007 if they continue to be actively employed with the Company; and (ii) a sum representing 20% of the employee’s salary if they continue to be actively employed with the Company up to and as of July 31, 2007 or upon implementation of a court-approved Plan of Arrangement under the CCAA proceedings, whichever occurs first.

10.	Subsequent events
(a)	On July 31, 2007, the Company completed transactions including both a Plan of Arrangement under the ABCA Arrangement and a Plan of Arrangement under the CCAA Plan. Under the ABCA Arrangement, JED Oil Inc. (“JED”) has acquired all of the issued and outstanding common shares of Caribou from the former Caribou shareholders on the basis of 10 Caribou common shares for one JED common share. The outstanding stock options and warrants to acquire common shares of Caribou which were not exercised prior to July 31, 2007 have been terminated. Approval for the ABCA Arrangement was received by the requisite majority of the holders of Caribou common shares, options and warrants at a meeting held on July 30th. Subsequently, a Final Order approving the ABCA Arrangement was granted by the Court of Queen’s Bench of Alberta. In addition, at a special meeting on July 30th, JED’s common shareholders approved the issuance of up to a maximum of 4.0 million common shares to be issued to the former Caribou shareholders. The number of issued and outstanding Caribou shares at completion of the transactions was approximately 38.53 million shares, and therefore approximately 3.853 million of the maximum of 4.0 million common shares of JED will be issued.

Caribou Resources Corp.
Notes to Financial Statements
(Under Creditor Protection as of January 30, 2007 under the Companies Creditors Arrangement Act — Note 1)
(unaudited)

Under the CCAA Plan, creditors of Caribou ranking in priority behind the major secured creditor, whose position JED has acquired (see note 4), will receive cash of $375,000 plus 5 million JED shares. Creditors of Caribou that are priority secured, and therefore ranking before the major secured creditor (JED), will be paid in full by JED. The subordinate secured creditors will share from the net proceeds of the sale of 800,000 of the 5 million JED common shares. The unsecured creditors will share in the remaining net proceeds from the 800,000 JED common shares once the subordinate secured creditors claims are satisfied, plus the proceeds of the sale of the remaining 4.2 million JED common shares and $375,000 in cash. Approvals for the CCAA Plan of Arrangement were received by the requisite majority of both the unsecured creditors and the secured creditors subordinate to JED in two creditor meetings held on June 30th and a Sanction Order approving the CCAA Arrangement was granted by the Court of Queen’s Bench of Alberta. The issuance of the 5 million common shares under the CCAA Plan was approved by JED’s common shareholders at a special meeting on July 30th. Following the issuance of the approximately 8.853 million common shares for both arrangement transactions, JED now has approximately 23.825 million issued and outstanding common shares.

The Company cancelled its fixed forward price contracts in conjunction with the CCAA Plan of Arrangement mentioned above. Penalties totaling US $321,281 have been withheld from the revenues of the Company.

A liability for the flow-through share amounts may result unless the Company expends funds on Canadian Exploration Expenses and renounces those expenditures to the flow-through agreement holders (see note 9). That liability will become part of the unsecured creditor’s pool under the CCAA Plan.

(b)	On August 1, 2007, Caribou amended its articles of incorporation to change its name to JED Production Inc.

(c)	On October 10, 2007, the Company closed the sale of petroleum and natural gas interests in the Redwater area for gross proceeds of $7.0 million.

Caribou Resources Corp.
Notes to Financial Statements
(Under Creditor Protection as of January 30, 2007 under the Companies Creditors Arrangement Act — Note 1)
(unaudited)

11.	Reconciliation of U.S. Generally Accepted Accounting Principles

The Company’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which in most respects conform to accounting principles generally accepted in the United States (“U.S. GAAP”). Significant differences between Canadian and U.S. GAAP and the impact on the Company’s financial statements are described below.

Balance Sheet (CDN $000’s)	Canadian
June 30, 2007	GAAP	Adjustments	Note	U.S. GAAP

Current assets	$6,228	$—		$6,228
Property and equipment	59,791	(30,716)	(a)	29,075

	$66,019	$(30,716)		$35,303

Flow-through share premium	$—	$1,403	(c)	$1,403
Other current liabilities	53,376	—		53,376
Asset retirement obligations	5,116	—		5,116
Share capital	75,375	23,472	(c),(d)	98,847
Warrants	209	—		209
Contributed surplus	3,215	1,229	(d)	4,444
Deficit	(71,272)	(56,820)	(a),(b),(c),(d)	(128,092)

	$66,019	$(30,716)		$35,303

Statement of Operations (CDN $000’s,
except per share amounts)
Six Months Ended June 30, 2007		Note

Net loss under Canadian GAAP	$(7,435)

Additional write-down of property and equipment	(3,652)	(a)
Depletion and depreciation adjustments	3,322	(a)

Tax impact of current and prior year write-downs/depletion adjustments	$(1,813)

Net loss under U.S. GAAP	$(9,578)

Basic and diluted loss per share under U.S. GAAP	$(0.25)

Caribou Resources Corp.
Notes to Financial Statements
(Under Creditor Protection as of January 30, 2007 under the Companies Creditors Arrangement Act — Note 1)
(unaudited)

Statement of Deficit (CDN $000’s)
Six Months Ended June 30, 2007

Opening deficit under Canadian GAAP	$(63,837)

Prior years U.S. GAAP adjustments	(54,677)
Current period net loss under U.S. GAAP	(9,578)

Closing deficit under U.S. GAAP	$(128,092)

(a)	Limitation on Capitalized Costs

The “ceiling test” under the full cost method of accounting for petroleum and natural gas operations under Canadian GAAP and U.S. GAAP differs in the following respects:

Under Canadian GAAP, the undiscounted future cash flows from proved reserves using forecast prices and costs, plus the cost less impairment of unproved properties, are compared to the net book value of the petroleum and natural gas assets. Impairment is determined to exist when the net book value of the petroleum and natural gas assets exceeds such undiscounted cash flows. The amount of impairment loss to be recorded is measured as the amount by which the net book value of the petroleum and natural gas assets exceeds the net present value of future cash flows from proved plus probable reserves using forecast prices and costs, discounted using a risk-free interest rate.

Under U.S. GAAP, the book value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at 10 percent (based on prices and costs at the balance sheet date) plus the lower of cost and fair value of unproven properties including the cost of properties not being amortized.

As a result of applying the U.S. GAAP ceiling test, additional ceiling test write-downs (before tax) of $6,658,000, $22,046,000, $12,768,000 and $3,652,000 would have been recorded in 2003, 2004, 2006 and for the six months ended June 30, 2007, respectively. In addition, the Company would have recorded lower depletion and depreciation expense (before tax) of $522,000, $4,844,000, $5,719,000 and $3,323,000 for 2004, 2005, 2006 and for the six months ended June 30, 2007, respectively, as a result of the additional ceiling test write-downs recorded.

The adjustments resulting from the differences between Canadian and U.S. GAAP for 2007 as well as the impact from prior years’ adjustments have been reflected in the U.S. GAAP balance sheet and statement of operations presented.

(b)	Income Taxes

Income taxes have been adjusted to reflect the impact of the ceiling test and depletion and depreciation adjustments outlined in a) above.

Caribou Resources Corp.
Notes to Financial Statements
(Under Creditor Protection as of January 30, 2007 under the Companies Creditors Arrangement Act — Note 1)
(unaudited)

(c)	Flow-Through Shares

Under Canadian GAAP, the gross proceeds received on flow-through share issuances are initially recorded as share capital. U.S. GAAP requires that the amount recorded as share capital on flow-through share issuances be equal to the estimated fair market value of the shares on the date of issue. The difference between the gross proceeds received on the issuance of the shares and the estimated fair market value of the shares at the date of issuance is recorded as a premium liability on the balance sheet.

Canadian GAAP requires that the amount previously recorded as share capital be reduced and a future tax liability recorded for the tax benefit of the expenditures renounced, at the time of filing of tax forms. Under U.S. GAAP, a future tax liability is recorded for the tax benefit of the expenditures renounced through a charge to income tax expense less the reversal of the premium liability previously recorded, at the time the expenditures are incurred.

The adjustments resulting from the differences in Canadian and U.S. GAAP for 2007 as well as the impact from prior years’ adjustments have been reflected in the U.S. GAAP balance sheet and statement of operations presented unless all conditions for a quasi-reorganization are satisfied.

(d)	Reorganization of Capital

In 1998 and 2004, the capital structure of the Company was reorganized and the deficit eliminated in the amounts of $15,878,000 and $3,505,000, respectively, with a corresponding decrease to share capital of $18,154,000 and to contributed surplus of $1,229,000. Elimination of the deficit for accounting purposes is not permitted under U.S. GAAP unless all conditions for a quasi-reorganization are satisfied. Accordingly, the amounts recorded under Canadian GAAP have been reversed for purposes of the U.S. GAAP figures presented.

(e)	Presentation of Statement of Cash Flows

Under U.S. GAAP, separate subtotals within cash flow from operating activities are not presented.

(f)	Recent Developments in U.S. Accounting
(i)	Uncertain Tax Positions

As of January 1, 2007, the Company was required to adopt, for U.S. GAAP purposes, FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” which specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in the financial statements and requires certain disclosures of uncertain tax matters. There was no impact on the Company’s financial statements as a result of adopting the new standard.

Caribou Resources Corp.
Notes to Financial Statements
(Under Creditor Protection as of January 30, 2007 under the Companies Creditors Arrangement Act — Note 1)
(unaudited)

(ii)	Fair Value Measurements

As of January 1, 2008, the Company will be required to adopt, for U.S. GAAP purposes, FAS 157 “Fair Value Measurements”. FAS 157 defines fair value, establishes a framework in measuring fair value and provides disclosure guidance. This statement is intended to increase the consistency and comparability of fair value measurements and eliminate different definitions of fair value under various U.S. standards. The Company is currently assessing the impact of this standard.

SCHEDULE “C” TO JED OIL INC.
BUSINESS ACQUISITION REPORT
DATED OCTOBER 12, 2007

Pro Forma Consolidated Financial Statements
Jed Oil Inc. and Subsidiaries
At at June 30, 2007 and
for the Six Months ended June 30, 2007 and the Year ended December 31, 2006
(In United States Dollars)
(Unaudited)

JED Oil Inc.
Pro Forma Consolidated Balance Sheet
June 30, 2007
(Unaudited)

							Pro Forma
	Caribou Resources Corp.		JED Oil Inc.				JED Oil Inc.
				Pro Forma
	US GAAP	US GAAP	US GAAP	Adjustments			US GAAP
	CDN $	US $	US $	US $	Note		US $

ASSETS
Current assets
Cash	2,871,337	2,710,599	2,554,587	(1,871,034)	(2a	)
				(326,159)	(2d	)	3,067,993
Accounts receivable	2,946,711	2,781,753	3,293,145	54,210	(2a	)	6,129,108
Prepaid expenses	409,614	386,684	279,395	23,600	(2a	)
				(195,528)	(2c	)	494,151
Due from JMG Exploration	—	—	2,124,163				2,124,163

	6,227,662	5,879,036	8,251,290	(2,314,911)			11,815,415
Deferred financing costs	—	—	1,009,195				1,009,195
Other asset	—	—	27,635,705	(27,249,918)	(2c	)
				(385,787)	(2a	)	—
Property, plant and equipment	29,074,850	27,447,229	2,574,644	23,697,377	(2a	)	53,719,250
Other	—	—	1,051,692	—			1,051,692

	35,302,512	33,326,265	40,522,526	(6,253,239)			67,595,552

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	4,035,890	3,809,959	3,756,209	(818,070)	(2a	)	6,748,098
Accounts payable CCAA	20,227,998	19,095,627	—	(8,203,182)	(2a	)
				(10,892,445)	(2d	)	—
Preferred share dividends payable	—	—	719,001	—			719,001
Accrued capital liabilities	—	—	1,432,146	—			1,432,146
Accrued other liabilities	1,110,959	1,048,767	1,084,524	129,507	(2a	)
				376,457	(2a	)
				(817,368)	(2c	)
				(195,528)	(2c	)	1,626,359
Flow-through Share premium	1,403,000	1,324,460	—	(1,324,460)	(2a	)	—
Convertible note payable	—	—	40,125,445	—			40,125,445
Short-term bridge facility	28,000,000	26,432,550	—	(26,432,550)	(2c	)	—

	54,777,847	51,711,363	47,117,325	(48,177,639)			50,651,049
							—
Asset retirement obligations	5,116,322	4,829,908	132,798	728			4,963,434

	59,894,169	56,541,271	47,250,123	(48,176,911)			55,614,483

Convertible redeemable preferred shares	—	—	28,331,905	—			28,331,905
SHAREHOLDERS’ EQUITY
Common stock	98,847,192	77,326,607	34,990,519	(77,466,418)	(2a	)
				8,142,380	(2a	)
				139,811	(2b	)
				10,566,286	(2d	)	53,699,185
Share purchase warrants	208,767	139,811	948,679	(139,811)	(2b	)	948,679
Additional paid-in capital	4,444,247	3,559,405	2,243,266	(3,559,405)	(2a	)	2,243,266
Accumulated deficit	(128,091,863)	(106,038,570)	(74,692,759)	106,038,570	(2a	)	(74,692,759)
Accumulated other comprehensive income	—	1,797,741	1,450,793	(1,797,741)	(1)		1,450,793

	(24,591,657)	(23,215,006)	(35,059,502)	41,923,672			(16,350,836)

	35,302,512	33,326,265	40,522,526	(6,253,239)			67,595,552

See accompanying notes to Pro Forma Consolidated Financial Statements

JED Oil Inc.
Pro Forma Consolidated Statement of Operations and Comprehensive Loss
For the Six Months Ended June 30, 2007
(Unaudited)

							Pro Forma
	Caribou Resources Corp.		JED Oil Inc.				JED Oil Inc.
				Pro Forma
	US GAAP	US GAAP	US GAAP	Adjustments			US GAAP
	CDN $	US $	US $	US $	Note		US $

Revenue
Petroleum and natural gas/Oil and natural gas	9,762,699	8,594,001	7,115,849				15,709,850
Royalties, net of Alberta Royalty Tax Credit	(749,096)	(659,421)	(1,207,250)				(1,866,671)

	9,013,603	7,934,580	5,908,599				13,843,179
Interest and other income	—	—	456,295	(195,528)	(3b	)	260,767

	9,013,603	7,934,580	6,364,894	(195,528)			14,103,946

Expenses
Production	5,059,700	4,454,000	835,297				5,289,297
General and administrative	2,663,974	2,345,068	2,011,044				4,356,112
Stock based compensation	204,342	179,880		(179,880)	(3c	)	—
CCAA administration costs	1,285,477	1,131,592					1,131,592
Amortization of deferred financing costs	—	—	798,553				798,553
Foreign exchange (gain) loss	—	—	(3,042,414)				(3,042,414)
Depletion, depreciation, accretion and write-down	6,963,579	6,129,965	2,816,377	(118,939)	(3a	)	8,827,403
Interest and other financing charges	2,549,049	2,243,901	2,119,051	(195,528)	(3b	)	4,167,424
Writedown of goodwill	—	—					—
Loss on settlement of drilling contract	—	—	1,931,327				1,931,327

	18,726,121	16,484,406	7,469,235	(494,347)			23,459,294

Gain on sale of assets	—	—	10,766,221				10,766,221

Capital taxes recovery	135,146	118,968	—				118,968

Net income (loss)	(9,577,372)	(8,430,858)	9,661,880	298,819			1,529,841

Less: Preferred dividends to preferred shareholders	—	—	(1,353,628)				(1,353,628)
Amortization of preferred share issue costs	—	—	(357,827)				(357,827)
Foreign exchange gain on preferred shares	—	—	2,678,743				2,678,743

Net income (loss) applicable to common shareholders	(9,577,372)	(8,430,858)	10,629,168	298,819			2,616,097

Other comprehensive loss	—	(905,285)	(3,622,634)		(1)		(4,527,919)

Comprehensive income (loss)	—	(9,336,143)	6,039,246				(3,296,897)

Net income for the period per common share
— basic					(3e	)	0.11
— diluted					(3e	)	0.11

See accompanying notes to Pro Forma Consolidated Financial Statements

JED Oil Inc.
Pro Forma Consolidated Statement of Operations and Comprehensive Loss
For the Year Ended December 31, 2006
(Unaudited)

							Pro Forma
	Caribou Resources Corp.		JED Oil Inc.				JED Oil Inc.
				Pro Forma
	US GAAP	US GAAP	US GAAP	Adjustments			US GAAP
	CDN $	US $	US $	US $	Note		US $

Revenue
Petroleum and natural gas	25,738,198	22,684,621	25,253,253				47,937,874
Royalties, net of Alberta Royalty Tax Credit	(2,154,313)	(1,898,726)	(4,650,566)				(6,549,292)

	23,583,885	20,785,896	20,602,687				41,388,582
Interest and other income	6,914	6,094	112,207				118,301

	23,590,799	20,791,990	20,714,894				41,506,883

Expenses
Production	11,845,178	10,439,867	4,724,959				15,164,826
General and administrative	3,173,180	2,796,714	4,659,877				7,456,591
Stock based compensation	689,816	607,976	—	(607,976)	(3c	)	—
Amortization of deferred financing costs	—	—	921,273				921,273
Foreign exchange (gain) loss	—	—	1,055,018				1,055,018
Depletion, depreciation, accretion and write-down	82,405,964	72,629,330	79,011,109	(4,046,441)	(3a	)	147,593,998
Interest and other financing charges	3,071,366	2,706,979	4,495,479				7,202,458
Writedown of goodwill	2,607,407	2,298,065					2,298,065

	103,792,911	91,478,931	94,867,715	(4,654,417)			181,692,229

Capital taxes recovery	(41,290)	(36,391)	—				(36,391)
Future income tax recovery	6,924,277	6,102,782	—				6,102,782

	6,882,987	6,066,390	—				6,066,390

Net income (loss)	(73,319,125)	(76,753,331)	(74,152,821)	4,654,417			(146,251,736)
Less: Preferred dividends to preferred shareholders	—	—	1,655,185				1,655,185
Amortization of preferred share issue costs	—	—	299,313				299,313
Foreign exchange loss on preferred shares	—	—	1,451,218				1,451,218

Net income (loss) applicable to common shareholders	(73,319,125)	(76,753,331)	(77,558,537)	4,654,417	(1)		(149,657,451)

Other comprehensive income (loss)	—	(7,711,336)	3,149,939				(4,561,397)

Comprehensive loss	—	(84,464,667)	(71,002,882)				(155,467,549)

Net loss for the year per common share
— basic					(3e	)	(6.31)
— diluted					(3e	)	(6.31)

See accompanying notes to Pro Forma Consolidated Financial Statements

Jed Oil Inc. and Subsidiaries
Notes to the Pro Forma Consolidated Financial Statements
(in United States Dollars)
(Unaudited)
Note 1: Basis of Presentation
The accompanying unaudited pro forma consolidated balance sheet of JED Oil Inc. (“JED” or the “Company”) as at June 30, 2007 (“Pro Forma Consolidated Balance Sheet”) and the unaudited pro forma consolidated statements of operations and comprehensive loss for the six months ended June 30, 2007 and for the year ended December 31, 2006 (“Pro Forma Consolidated Statements of Operations and Comprehensive Loss”) (collectively the “Pro Forma Consolidated Financial Statements”) have been prepared to reflect the acquisition of all the common shares of Caribou Resources Corp. (“Caribou”) on July 31, 2007 for inclusion in a business acquisition report dated October 12, 2007. Caribou has since become a wholly-owned subsidiary of JED and changed its name to JED Production Inc.
The unaudited Pro Forma Consolidated Financial Statements have been prepared by management in accordance with accounting principles generally accepted in the United States. The Pro Forma Consolidated Balance Sheet has been prepared as if the transaction occurred at the balance sheet date and the Pro Forma Consolidated Statements of Operations and Comprehensive Loss give effect to the transactions and assumptions in Note 2 as if they had occurred at the beginning of their respective periods.
Accounting policies used in the preparation of the unaudited Pro Forma Consolidated Financial Statements are in accordance with those disclosed in JED’s audited consolidated financial statements as at December 31, 2006. The Canadian balances of Caribou have been converted to US dollars consistent with the reporting currency of JED, with differences on translation reflected in other comprehensive income (loss).
The unaudited Pro Forma Consolidated Financial Statements may not be indicative of the results that would have actually occurred if the events reflected therein had been in effect on the dates indicated, or of the results which may be obtained in the future.
Note 2: Pro Forma Consolidated Balance Sheet
The unaudited Pro Forma Consolidated Balance Sheet gives effect to the following assumptions and adjustments as if they occurred on June 30, 2007:
(a)	On May 23, 2007 JED made an offer to acquire all of Caribou’s outstanding common shares and settle with its creditors. On July 31, 2007, JED closed the acquisition. The consideration of approximately 3.85 million shares of JED issued to Caribou was valued at $2.13 per share, based on the average trading price of JED’s shares 5 days before and after the terms of the transaction were agreed to. The purchase price allocation relating to the Caribou acquisition, based on the fair value of the assets and liabilities acquired, is as follows:

Fair value of consideration:
Shares	$8,142,380
Transaction costs recorded at June 30, 2007	385,787
Additional transaction costs	376,457

$8,904,624

Allocation of purchase price:
Book value of net assets acquired	$(23,215,006)
Adjustments to reflect:
Cash	(1,871,034)
Accounts receivable	54,210
Prepaid expenses	23,600
Property, plant and equipment, net	23,697,377
Accounts Payable CCAA	8,203,182
Accounts Payable	818,070
Accrued other liabilities	(129,507)
Flow-through share premium	1,324,460
Asset retirement obligations	(728)

$8,904,624

The fair values assigned in the purchase price allocation include adjustments to reflect the writedown of accounts payable amounts and flow-through share obligations after the settlement approved by the Court under the CCAA Plan (note 2d)). Caribou has net deductible temporary differences in excess of the taxable temporary difference which would otherwise result in a future tax liability on acquisition. Accordingly, no amount has been reflected in the purchase price allocation.
The purchase price adjustments have been based on estimates and are subject to change.

Jed Oil Inc. and Subsidiaries
Notes to the Pro Forma Consolidated Financial Statements
(in United States Dollars)
(Unaudited)
Note 2: Pro Forma Consolidated Balance Sheet (Continued)
(b)	Caribou’s share purchase warrants have been eliminated to reflect the termination of all outstanding stock options and warrants that were not exercised as of the date of acquisition.

(c)	On June 8, 2007, in contemplation of the acquisition of Caribou, JED settled with Caribou’s major secured creditor with a cash payment of approximately $27.2 million. The intercompany debt as well as other intercompany amounts of $195,528 have been eliminated.

(d)	In contemplation of the acquisition, under the Plan of Arrangement under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA Plan”), JED has settled the payables of the creditors of Caribou ranking in priority behind the major secured creditor for cash consideration of CDN$375,000 (US$326,159) plus the issuance of 5 million JED Shares valued at US$10,566,286 totalling US$10,892,445.
Note 3: Pro Forma Consolidated Statements of Operations
The unaudited Pro Forma Consolidated Statements of Operations and Comprehensive Loss give effect to the following assumptions and adjustments as if the transaction described in Note 2(a) occurred at the beginning of their respective periods:
(a)	Depreciation, depletion and amortization expense has been adjusted to reflect the application of the appropriate unit-of-production rate for the resulting full cost pool of JED including the value assigned to the Caribou oil and natural gas properties.

(b)	On June 8, 2007, JED settled with a major secured creditor with a cash payment of approximately $26.7 million. The related intercompany interest income and expense have been eliminated.

(c)	Caribou’s stock-based compensation expense has been eliminated to reflect the termination of all outstanding stock options and warrants that were not exercised as of the date of acquisition.

(d)	JED and Caribou have net deductible temporary differences which have not been recognized in the financial statements, accordingly, no income tax adjustments have been reflected.

(e)	The basic and diluted per share has been based on the following weighted average number of common shares of JED adjusted as follows:

	Six months ended June 30, 2007	Year ended December 31, 2006
Total weighted average number of common shares outstanding — Basic and Diluted	14,968,000	14,872,936
Adjustment for common shares issued for Caribou acquisition	8,853,000	8,853,000

Pro forma weighted average number of common shares outstanding — Basic and Diluted	23,821,000	23,725,936

For the six months ended June 30, 2007 and year ended December 31, 2006, all of the Company’s outstanding convertible redeemable preferred shares and notes, stock options and warrants have an anti-dilutive effect on per common share amounts and therefore have been excluded from the calculation of diluted loss per share.